Indivior PLC
10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23235

May 23, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Life Sciences
Attention: Joshua Gorsky and Christine Westbrook
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Indivior PLC
Amendment No. 4 to Draft Registration Statement on Form 20-F
Submitted April 27, 2023
CIK No. 0001625297
Dear Mr. Gorsky and Ms. Westbrook:
We have reviewed the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 9, 2023 relating to the above referenced Amendment No. 4 to the Draft Registration Statement on Form 20-F.

Indivior PLC (the “Company”) concurrently publicly files an initial registration statement on Form 20-F (the “Registration Statement”). We call to your attention the fact that the U.S. Food and Drug Administration on May 22, 2023 approved our pipeline asset, formerly referred to as OPNT003, and which we intend to launch as OPVEE nalmefene nasal spray. We have revised several sections of the document to reflect this single development.
For the Staff's convenience, we have repeated the Staff's comments in their entirety below in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff's comments (which are references to Amendment No. 4), all page references herein correspond to the page of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 4.

Securities and Exchange Commission May 23, 2023 Page 2
Amendment No. 4 to Draft Registration Statement on Form 20-F, submitted April 27, 2023

Glossary, page 2

1. We note your response to comment one. Please refile the Resolution Agreement with Addendum A.

We have re-filed the Resolution Agreement, inclusive of Addendum A, as Exhibit 4.3

OPTN004 - Drinabant Injection for Acute Cannabinoid Overdose ("ACO"), page 83

2. Please revise the royalty range to a ten point range or less and disclose the amounts paid to date, including any up front payments.

We have revised the relevant disclosure to state:

The agreement contemplates potential development milestone payments of up to $8.1 million, a tiered royalty on net sales ranging from mid-single-digits to low teens, and potential sales milestone payments of up to $36 million. OPNT004 remains in development and to date we have paid less than $0.9 million under this agreement.

Please refer to pages 84 of the Registration Statement.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

16. Acquisition of Opiant, page F-20

3. We note that you accounted for the acquisition of Opiant Pharmaceuticals as an asset acquisition and recognized an intangible asset associated with OPNT003 for $126 million. Please provide us with an analysis supporting your determination that this acquired IPR&D met the definition of an intangible asset under IAS 38. Specifically, explain how you evaluated the technical feasibility of this development product in reaching your conclusion.

OPNT003 is the lead development product of Opiant Pharmaceuticals (“Opiant”). Following the acquisition of Opiant, patent and full commercial rights to OPNT003 transferred to Indivior providing future economic benefits in the form of revenues from sales of the product, subject to regulatory approval. The acquired IPR&D related to OPNT003 is considered identifiable since capable of being sold, transferred, or licensed separately.

In assessing the accounting for OPNT003, we considered the following guidance from IAS 38, Intangible Assets.

IAS 38.21: “An intangible asset shall be recognized if, and only if:

(a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and

(b) the cost of the asset can be measured reliably.”

IAS 38.25:

“Normally, the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criterion in paragraph 21(a) is always considered to be satisfied for separately acquired intangible assets.”

Following this guidance, the recognition criterion under IAS 38.21(a) has been satisfied as OPTN003 is a separately acquired intangible asset. Additionally, the cost of OPTN003 was reliably measured applying asset acquisition accounting, whereby the cost of the acquisition was allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of the acquisition. As disclosed, the fair value of OPNT003, was measured using a multi-period excess earnings method, a variation of the income approach, with the support of a third-party valuation firm.

Securities and Exchange Commission May 23, 2023 Page 3
We acknowledge the Staff’s request to explain how we have evaluated the technical feasibility of this development product. However, our interpretation of IAS 38 indicates this criterion in paragraph 57 is applicable to internally generated intangible assets rather than those acquired separately. Based on the above considerations, we concluded the acquired IPR&D related to OPNT003 met the definition of an intangible asset, in accordance with IAS 38.

Any additional expenditures incurred from the development of OPNT003 subsequent to the date of the acquisition are inconsequential and will be expensed, as incurred.

* * * * *

We appreciate the Staff’s time and effort in reviewing our filing. If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (470) 630-5367.

Sincerely,
/s/ David Wisniewski
David Wisniewski,
Associate General Counsel

cc:	Ryan Preblick
Michael Levitt, Esq.